UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 21, 2023, Altamira Therapeutics AG (“ATAG”, formerly Auris Medical AG), a wholly-owned subsidiary of Altamira Therapeutics Ltd. (the “Company”), entered into a Framework Agreement (“Framework Agreement”) with Altamira Medica AG (“Medica”), which is active in the development and commercialization of medical devices, notably Bentrio® (“Bentrio”) and of which the Company holds 49% of the share capital. Pursuant to the Framework Agreement, ATAG was entitled to receive, in connection with present and future licencing of rights in and to Bentrio by Medica to third parties, an amount equal to 25% of any and all cash or non-cash gross proceeds received by Medica from such third parties in all territories (the “Licensing-Out Revenues”).

On March 4, 2025, the Company and Medica agreed to amend the Framework Agreement, whereby the Company waived its entitlement to receive 25% of the future Licensing-Out Revenues under the Framework Agreement. The Company’s entitlement to receive 25% of all proceeds of the co-owner of Medica (the “Majority Owner”) from the sale, transfer or other disposal to a third party in excess of the Majority Owner’s total cash contribution, remains unchanged.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-249347, 333-264298, 333-267584, 333-272338, and 333-276427) and Form S-8 (Registration Numbers 333-232735, 333-252141, and 333-278595) of Altamira Therapeutics Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: March 10, 2025	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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